Exhibit No. 11
ARMSTRONG WORLD INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

			Three	Nine
	Year	Year	Months	Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,
	2008	2007	2006	2006
Basic earnings per share
Net earnings	$81.0	$145.3	$2.2	n/a

Basic weighted average number of common shares outstanding	56.4	56.0	55.0	n/a

Basic earnings per share	$1.44	$2.59	$0.04	n/a

Diluted earnings per share

Net earnings	$81.0	$145.3	$2.2	n/a

Basic weighted average number of common shares outstanding	56.4	56.0	55.0	n/a
Weighted average number of common shares issuable under stock option or unvested stock grants	0.2	0.7	0.3	n/a

Diluted weighted average number of common shares outstanding	56.6	56.7	55.3	n/a

Diluted earnings per share	$1.43	$2.56	$0.04	n/a